Exhibit A

CERAGON NETWORKS® REPORTS THIRD QUARTER 2005
FINANCIAL RESULTS

        TEL AVIV, Israel, October 27, 2005 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, reported today results for the third quarter, which ended September 30, 2005.

        Revenues for the quarter were $18.88 million, up from $14.47 million for the third quarter of 2004 and from $17.97 million for the second quarter of 2005. This represents an increase of 30% as compared to the third quarter of 2004, and an increase of 5% as compared to the second quarter of 2005.

        Net income for the third quarter of 2005 was $769 thousand, or $0.03 per basic and diluted share. In comparison, net income in the third quarter of 2004 was $572 thousand or $0.02 per basic and diluted share.

        Gross profit for the third quarter of 2005 was $7.2 million, or 38% of revenues.

        Total cash, cash equivalents and liquid investments at the end of the quarter were $32.7 million.

        “We expect our future growth and profitability to be driven by fast developing market trends leading to converged wireless networks supporting high capacity voice, data and multi-media applications. Our growth will also be driven by the introduction of innovative new products for both existing and new market segments, and emphasis on continuous product cost reduction,” said Ira Palti, President and CEO, Ceragon Networks Ltd.

        “We continue to benefit from strong growth in demand for capacity in all types of wireless networks which showed as strong booking this quarter.  Our broad range of backhaul solutions enables us to benefit from this growth regardless of access technology or standard being deployed.”

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Ceragon Reports Third Quarter 2005 Results – 2

        A conference call discussing Ceragon’s results for the third quarter of 2005 will take place today, October 27, 2005, at 9:00 a.m. (EST). Investors can also join the Company’s teleconference by calling 719-457-2631 and referencing confirmation number 3953724 at 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

        A replay of the call will be available through Sunday, November 6, 2005. The replay number is: 719-457-0820. Access code is: 3953724.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions. The link will be accessible through Sunday, November 6, 2005.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Third Quarter 2005 Results – 3

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004

Revenues	$53,667	$38,879	$18,876	$14,475	$54,831
Cost of revenues	32,501	22,642	11,688	8,510	32,191

Gross profit	21,166	16,237	7,188	5,965	22,640

Operating expenses:
Research and development	8,014	7,104	2,668	2,528	9,686
Less - grants and participations	1,339	1,761	451	748	2,293

Research and development, net	6,675	5,343	2,217	1,780	7,393
Selling and marketing	10,012	8,668	3,556	3,085	11,645
General and administrative	2,177	1,680	769	601	2,429
Amortization of deferred stock
compensation (a)	158	321	118	76	374

Total operating expenses	19,022	16,012	6,660	5,542	21,841

Operating Income (loss)	2,144	225	529	423	799
Financial income, net	419	549	193	114	674
Other income	59	127	48	35	141

Net income	$2,622	$901	$769	$572	$1,614

Basic net earnings per share	$0.10	$0.04	$0.03	$0.02	$0.06

Diluted net earnings per share	$0.09	$0.03	$0.03	$0.02	$0.06

Weighted average number of shares
used in computing basic net earnings
per share	26,085,111	24,896,973	26,251,299	25,109,795	25,066,937

Weighted average number of shares
used in computing diluted net
earnings per share	28,307,070	27,923,477	28,299,124	27,403,948	28,069,844

(a) Amortization of deferred stock
compensation relates to
the following:

Cost of revenues	$2	$29	$-	$7	$36
Research and development
costs, net	12	72	-	14	86
Selling and marketing
expenses	16	170	-	36	196
General and
administrative expenses	128	50	118	19	56

Total amortization of
deferred stock compensation	$158	$321	$118	$76	$374

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Ceragon Reports Third Quarter 2005 Results – 4

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2005	December 31, 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,061	$11,234
Short-term bank deposits	4,348	3,973
Marketable securities	5,112	11,101
Trade receivables, net	11,543	6,939
Other accounts receivable and prepaid expenses	4,205	4,435
Inventories	21,068	19,083

Total current assets	55,337	56,765

LONG-TERM INVESTMENTS:
Long-term bank deposits	5,822	4,451
Long-term marketable securities	8,332	7,042
Long-term receivables	390	390
Severance pay funds	2,013	1,947

Total long-term investments	16,557	13,830

PROPERTY AND EQUIPMENT, NET	2,537	2,516

Total assets	$74,431	$73,111

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,864	$9,348
Deferred revenue and customer advances	3,051	3,114
Other accounts payable and accrued expenses	4,739	5,476

Total current liabilities	15,654	17,938

ACCRUED SEVERANCE PAY	3,260	2,986

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized:
40,000,000 shares as of June 30, 2005 and September
30, 2005; Issued and outstanding: 26,210,345 shares
and 26,292,253 shares as of June 30, 2005 and
September 30, 2005, respectively	64	64
Additional paid-in capital	177,288	176,546
Deferred stock compensation	(30)	(73)
Accumulated other comprehensive income	(15)	62
Accumulated deficit	(121,790)	(124,412)

Total shareholders' equity	55,517	52,187

Total liabilities and shareholders' equity	$74,431	$73,111

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Ceragon Reports Third Quarter 2005 Results – 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

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